Exhibit 6.3

May 5, 2009

Mr. Jeff Bennett

Subject: Offer of Employment as President of Dimicron

Dear Jeff:

It is my pleasure to offer you the job of President of Dimicron. Your annual salary will be $165,000.00 and your start date will be on or before May 26, 2009.

As an incentive to motivate you to the immediate and long-term success of Dimicron, the Board of Directors has given you an option package which can be viewed in the option incentive schedule.

You are eligible for company fringe benefits. These benefits are under review and we are working to bring them in line with our industry and situation.

It is important to note that Dimicron is an "at-will" employer and no employment contracts or guarantees are offered to you or any other officer or employee. As an at-will employee, your employment with Diamicron is completely voluntary and for an indefinite term, and either you or Diamicron may terminate your employment at any time, for any or no reason and with or without cause or advance notice.

Jeff, the entire Dimicron team looks forward to you joining our team. We strongly expect that your leadership, commitment to success, and experience will be key to the ultimate success of this enterprise. Please respond back to us in writing by May 8, 2009 as to your acceptance or rejection of this employment offer.

We look forward to your accepting the offer as described above, and a long and successful relationship.

Sincerely,

Alan Layton

Chairman & CEO

Diamicron, Inc.